FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 9 September 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___         Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______         No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

6-K NEWS RELEASE - NOTIFICATION OF MAJOR INTEREST IN SHARE	2 SEPTEMBER 2004	3 PAGES

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO. ___________

All relevant boxes should be completed in block letters.

1. Name of company		2. Name of shareholder having a major interest

EBOOKERS PLC		DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of the

NOTIFICATION RELATES TO SHARES HELD BY SHAREHOLDER IN 2. ABOVE		NOT APPLICABLE

5. Number of shares/ amount of stock acquired	6. Percentage of issued class	7. Number of shares/ amount of stock disposed:	8. Percentage of issued class:

NOT KNOWN	NOT KNOWN	- -	- -

9. Class of security		10. Date of transaction:	11. Date company informed:

14P ORDINARY SHARES		NOT KNOWN	01/09/2004

12. Total holding following this notification		13. Total percentage holding of issued class following this notification

3,887,764 SHARES		5.9726%

14. Any additional information		15. Name of contact and telephone number for queries

PART OF THIS HOLDING MAY RELATE TO HEDGING ARRANGEMENTS FOR SHAREHOLDER’S CUSTOMER TRANSACTIONS		LEIGH GRANT - 020 7489 2297

16. Name and signature of company official responsible for making this notification

LEIGH GRANT, DEPUTY COMPANY SECRETARY

Date of this notification: 02/09/2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 9 SEPTEMBER 2004	Leigh Grant
Deputy Company Secretary ebookers plc